UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of __________________________________________________________August 2003

PORTRUSH PETROLEUM CORPORATION

(Name of Registrant)

1687 West Broadway #200, Vancouver, British Columbia  V6J 1X2

Executive Offices

1.  Press Releases: 9/2/2003; 9/10/2003; 10/8/2003, 10/14/2003 and 10/23/2003

2.  Form 51-901F, Quarterly and Yearend Report, dated 8/21/2003

     Quarterly Financial Statements for the Six Months Ended 6/30/2003

    Form 51-901F, Quarterly and Yearend Report, dated 8/21/2003

     Quarterly Financial Statements for the Nine Months Ended 9/30/2003

3.  Form 45-102F2, Resale of Securities, Qualifying Issuer Certificate,

    dated 9/8/2003, 10/23/2003

4.  Form 13-5021F1, Annual Participation Fee for Reporting Issuers,

    filed 10/30/2003

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.                       Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                            ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                            ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.                 Yes ___     No xxx

SEC 1815 (11-2002)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PORTRUSH PETROLEUM CORPORATION

Suite 200,1687 West Broadway

Vancouver BC

V6J IX2

1(800)828 1866

CDNX SYMBOL: PSH

September 2, 2003

BULLETIN BOARD:PRRPF

FOR IMMEDIATE RELEASE

Portrush wishes to announce that it has completed the recently announced private placement for two million one hundred thousand units at ten cents a unit. Two of the company directors subscribed for $110,000 of the placement. The company has also released the financial statements for the six months ending June 30th 2003. Production revenue for the period was $261,764 compared with revenue of $140,000 for the same period last year (All funds in Canadian Dollars). Production was derived from the company’s 22.5% working interest in the Lennox property, Macomb County, SE Michigan.

The company has also received the production report for the month of June for the Centrica, Martin #1-21 T4NR-14E well and the Richards well, both located on the Lennox property, Michigan.

During the month of June the wells produced 7,177 barrels of oil over 30 days, averaging 240 barrels of oil a day. Production for April and May was 4,097 barrels and 7,406 barrels respectively.

The two producing wells produced on average 250mcf per day of gas. This gas is being flared. The Martin and the Richards well have both been choked back to avoid excessive gas production. The operator is continuing  discussions with a local gas utility to sell the gas. It is estimated between US$30,000 and US$40,000 per month can be captured from the sale of the gas. There is no water production from the wells.

The company is working with a consultant in order to determine the recoverable reserves of the Lennox reef. The Richards well has produced in excess of 60,000 barrels since it was placed on production eighteen months ago and the average daily production has not declined to any significant degree in that time. Typical reefs in the area can vary in size from approximately 300,000 barrels and 2BCF to over 1,000,000 barrels and 10 BCF of recoverable reserves. Many of the depleted reefs are used as storage. Extensive work has been completed with a view to fully develop the project. Further wells will be required in order to determine the size of the reef and also determine its storage potential.

To the extent that this news release contains forward-looking statements regarding drill results, estimates of petroleum reserves and the timing of future exploration programs, the reader should bear the following in mind. Forward –looking statements address future events and conditions based on the opinions and estimates of management and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. The reader is cautioned not to place undue reliance on forward-looking statements.

ON BEHALF OF THE BOARD,

“M. Cotter”

M. Cotter

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

PORTRUSH PETROLEUM CORPORATION

Suite 200,1687 West Broadway

Vancouver BC

V6J IX2

1(800)828 1866

CDNX SYMBOL: PSH

September 10, 2003

BULLETIN BOARD:PRRPF

FOR IMMEDIATE RELEASE

Portrush Announces an Additional 4 Wells

Portrush wishes to announce that it has entered into an agreement to earn up to a 20% working interest in a leasehold immediately north of it’s Lenox property, Macomb County, SE Michigan. The property is located just north of New Haven. The company has also agreed to an area of mutual interest (AMI) of approximately 2,000 acres comprising of leases in and around the said leasehold.

The operator plans to drill four wells on the property. Portrush has the option to participate in the drilling of the initial four wells and any further development wells within the AMI. The operator has advised that it has already applied for a permit to drill the first well and the company has agreed to enter into a Joint Operating Agreement prior to commencing drilling operations which is scheduled once the first permit has been approved. The  property adjoins the Lenox property where the company has a 22.5% working interest in the Centrica, Martin #1-21 and the Richards wells. Centrica holds 55% of the Lenox property and Range Energy holds 22.5%. The company recently announced  production for the month of April, May and June.

During the month of June the wells produced 7,177 barrels of oil over 30 days, averaging 240 barrels of oil a day. Production for April and May was 4,097 barrels and 7,406 barrels respectively.

The company has made considerable progress in its efforts to sell the gas currently being flared from the Richards and Martin well. Negotiations are underway for a gas pipeline right of way through the property due north of the Lenox property and if our anticipated development program stays on its projected timeline the company is confident gas will be tied in this winter season. We will update this information when it comes available.

The target on the additional leasehold, which has seismic cover, is an extension of Niagarian reef which was discovered on the Lenox property. Typical reefs in the area can vary in size from approximately 300,000 barrels and 2BCF to over 1,000,000 barrels and 10 BCF of recoverable reserves and are contained in surface area between 80 to 300 acres.

Extensive engineering has been completed by the joint venture partners, however due to the highly confidential nature of the geological interpretation it will be necessary to restrict full disclosure until the project progresses further.

To the extent that this news release contains forward-looking statements regarding drill results, estimates of petroleum reserves and the timing of future exploration programs, the reader should bear the following in mind. Forward –looking statements address future events and conditions based on the opinions and estimates of management and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. The reader is cautioned not to place undue reliance on forward-looking statements.

ON BEHALF OF THE BOARD,

“M. Cotter”

M.Cotter

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

PORTRUSH PETROLEUM CORPORATION

Suite 200,1687 West Broadway

Vancouver BC

V6J IX2

1(800)828 1866

CDNX SYMBOL: PSH

October 8, 2003

BULLETIN BOARD:PRRPF

FOR IMMEDIATE RELEASE

Portrush has been notified by the operator that drilling has commenced on a development well north of the two producing wells in the Lenox 20-4N-14E Niagaran reef oil reservoir north of New Haven Michigan. The well, the Schmude LaTorre 1-20  is anticipated to be drilled to a depth of approximately 3,200 feet and should take approximately 10 days to complete.

The target of the first well as identified on a conventional seismic line is the northern portion of the Lenox Silurian Platform reef which is believed to extend north of Portrush’s existing light oil production and natural gas indications on the delineated portion of the reef.

The operator plans to drill 4 wells on 40 acres spacing on the lease, at an estimated capital cost of US$1.6mm or approximately Cdn$2.0mm. Portrush has the option to participate in these initial four wells and in any additional development wells within the AMI.

If the development proceeds as planned the additional wells could be drilled and on stream this winter season.

The expanded Lenox crude oil production will be trucked to the Ashland refinery located in the metro Detroit area, guaranteeing the company a premium price and netback of approximately US$27 per barrel (equivalent to approximately$35 Cdn) after all direct costs.

The company can earn up to a 20% average working interest in the new leasehold which is immediately north of its two producing wells. The company can also earn a 20% working interest in an Area of Mutual Interest (AMI) of 2,000 gross acres (3.2 sections) of leases immediately adjoining the Lenox discovery. Oil production from the new wells can be put on stream relatively quickly and considerable progress has been made obtaining a right of way for a gas pipeline to sell the gas from the two existing wells that is currently being flared and any new gas production.

During the month of June the wells produced 7,177 barrels of oil over 30 days, averaging 240 barrels of oil a day. Production for April and May was 4,097 barrels and 7,406 barrels respectively. Through May 2003 the two wells had produced a cumulative total of nearly 70,000 barrels with the Martin well not contributing to that total until April 2003. Typical reefs in the area can vary in size from approximately 300,000 barrels and 2BCF to over 1,000,000 barrels and 10 BCF of recoverable reserves. For an analyst evaluation of this project refer to the news release of September 25th 2003 or call 1-800-828-1866 for a copy of this report.

The company has concluded a private placement of two million units at seventeen cents a unit. Each unit consists of one common share and one share purchase warrant, each share purchase warrant with a payment of 24 cents within two years will entitle the holder to acquire an additional common share. The company paid a 7.5% commission on the funds raised. The funds were raised to pay for development costs at Lenox. These developments include additional drilling and completion and costs associated with the construction of a gas pipeline to tie in all producing wells. The Martin and Richards wells initially tested 450 barrels a day but they are currently choked back and the gas production is being flared.

To the extent that this news release contains forward-looking statements regarding drill results, estimates of petroleum reserves and the timing of future exploration programs, the reader should bear the following in mind. Forward –looking statements address future events and conditions based on the opinions and estimates of management and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. The reader is cautioned not to place undue reliance on forward-looking statements.

ON BEHALF OF THE BOARD,

“M. Cotter”

M.Cotter

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

PORTRUSH PETROLEUM CORPORATION

Suite 200,1687 West Broadway

Vancouver BC

V6J IX2

1(800)828 1866

CDNX SYMBOL: PSH

October 14, 2003

BULLETIN BOARD:PRRPF

FOR IMMEDIATE RELEASE

Portrush has been notified by the operator that drilling on the first development well north of the two producing Lenox wells is proceeding on target and will be drilled to a depth of approximately 3,200 feet. This is the first of four wells on 40 acre spacing units to be drilled on the lease at a total estimated capital cost of US$1,600,000. Portrush has exercised its option to participate in the first well and has an option to participate in all four wells and in any additional development wells within the area of mutual interest.

The company has completed a private placement of 2,037,059 units at seventeen cents a unit. Each unit consists of one common share and one common share purchase warrant to purchase an additional share with a payment of 24 cents. The hold period on the units expires on February 14, 2004 and the warrants expire on October 14, 2005. The proceeds of the placement totalling $346,300 will be used for drilling costs associated with the wells and pipeline costs associated with gas production from the wells.

The company has agreed to extend the exercise date of 500,000 previously issued stock options to purchase common shares at twenty cents per share granted to Phil Pearce, a director of the Company, to April 5, 2004.

To the extent that this news release contains forward-looking statements regarding drill results, estimates of petroleum reserves and the timing of future exploration programs, the reader should bear the following in mind. Forward –looking statements address future events and conditions based on the opinions and estimates of management and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. The reader is cautioned not to place undue reliance on forward-looking statements.

ON BEHALF OF THE BOARD,

“M. Cotter”

M.Cotter

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

PORTRUSH PETROLEUM CORPORATION

Suite 200,1687 West Broadway

Vancouver BC

V6J IX2

1(800)828 1866

CDNX SYMBOL: PSH

October 23, 2003

BULLETIN BOARD:PRRPF

FOR IMMEDIATE RELEASE

Portrush has been notified by the operator that drilling has been completed on a well north of the two producing wells in the Lenox 20-4N-14E Niagaran reef oil reservoir north of New Haven Michigan. The well, the Schmude LaTorre 1-20  was drilled to a depth of approximately 3,200 feet and was located more than 1,300 feet north of the two producing wells.

The target of the well as identified on a conventional seismic line was the northern portion of the Lenox Silurian Platform reef which is believed to extend north of Portrush’s existing light oil production and natural gas indications on the delineated portion of the reef.

The well encountered a gas charged zone approximately 50 feet thick, up-hole of the reef formation. The company intends to fully evaluate the up-hole gas and intends to drill additional wells to produce from this formation. Recoverable gas reserves for this interval are volumetrically determined at 6.9 Bcf per section.

 The formations in the Brown Niagaran were not encountered as anticipated. A detailed log analysis of the well suggests proximity to a pinnacle reef and the company intends to continue to explore close to the Schmude LaTorre well and the two producing wells in order to locate the pinnacle.

The company earned a 15% working interest in the drilling unit and the company can also earn a 20% working interest in an Area of Mutual Interest (AMI) of 2,000 gross acres (3.2 sections) of leases immediately adjoining the Lenox discovery.

Considerable progress has been made obtaining a right of way for a gas pipeline to sell the gas from the two existing wells that is currently being flared and any new gas production that might ensue from the additional drilling. Landowners have agreed to provide easements for a 4” pipeline to connect the current gas production and any additional anticipated commercial production to an 8” utility line. Construction of this pipeline will take place when the necessary permits and approvals are obtained.

During the month of June the wells produced 7,177 barrels of oil over 30 days, averaging 240 barrels of oil a day. Production for April and May was 4,097 barrels and 7,406 barrels respectively. Through May 2003 the two wells had produced a cumulative total of nearly 70,000 barrels with the Martin well not contributing to that total until April 2003. Typical reefs in the area can vary in size from approximately 300,000 barrels and 2BCF to over 1,000,000 barrels and 10 BCF of recoverable reserves. For an analyst evaluation of this project refer to the news release of September 25th 2003 or call 1-800-828-1866 for a copy of this report.

To the extent that this news release contains forward-looking statements regarding drill results, estimates of petroleum reserves and the timing of future exploration programs, the reader should bear the following in mind. Forward –looking statements address future events and conditions based on the opinions and estimates of management and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. The reader is cautioned not to place undue reliance on forward-looking statements.

ON BEHALF OF THE BOARD,

“M. Cotter”

M.Cotter

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

British Columbia Securities Commission		QUARTERLY AND YEAR END REPORT BC FORM 51-901F SCHEDULE A

Freedom of Information and Protection of Privacy Act:  The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act.  Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2.  Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS NAME OF ISSUER			FOR QUARTER ENDED			DATE OF REPORT Y M D
PORTRUSH PETROLEUM CORPORATION			03	06	30	03	08	21
ISSUER ADDRESS
700 – 595 HOWE STREET
CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.			ISSUER TELEPHONE NO.
VANCOUVER	BC	V6C 2T5	604-687-5960			604-724-9524
CONTACT PERSON		CONTACT'S POSITION				CONTACT TELEPHONE NO.
NEAL IVERSON		CORPORATE SECRETARY				604-724-9524
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors.  A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE		PRINT FULL NAME				DATE SIGNED Y M D
“BRUCE NURSE”		BRUCE NURSE				03	08	28
DIRECTOR'S SIGNATURE		PRINT FULL NAME				DATE SIGNED Y M D
“MARTIN P. COTTER”		MARTIN P. COTTER				03	08	28

FIN51-901F Rev.2000/12/19

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

 (Unaudited – Prepared by Management)

JUNE 30, 2003

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED BALANCE SHEETS

(Unaudited – Prepared by Management)

	June 30, 2003	December 31, 2002
		(Audited)
ASSETS

Current
Cash	$ 4,317	$ 17,456
Receivables	4,819	3,851

	9,136	21,307

Oil and gas properties (Note 3)	296,314	375,826

	$ 305,450	$ 397,133

LIABILITIES AND STOCKHOLDERS' DEFICIENCY

Current
Accounts payable and accrued liabilities	$ 378,245	$ 590,039
Due to related parties	46,000	6,000

	424,245	596,039

Loan payable	27,826	167,926
Convertible debenture (Note 5)	180,000	-

	632,071	763,965

Stockholders' equity
Capital stock	10,097,550	9,955,650
Contributed surplus	22,474	22,474
Deficit	(10,446,645)	(10,344,956)

	(326,621)	(366,832)

	$ 305,450	$ 397,133

On behalf of the Board:

“Bruce Nurse”	Director	“Martin P. Cotter”	Director

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited – Prepared by Management)

	Three Month Period Ended June 30, 2003	Three Month Period Ended June 30, 2002	Six Month Period Ended June 30, 2003	Six Month Period Ended June 30, 2002

REVENUE
Oil and gas revenue, net of royalties	$ 160,789	$ -	$ 261,764	$ -

EXPENSES
Depletion	$ 83,497	$ -	158,363	$ -
Operating expenses	44,157	-	68,067	-
Consulting and administration fees	10,000	8,836	10,000	17,455
Management fees	18,000	15,000	36,000	30,000
Office and miscellaneous	15,745	1,857	18,873	1,927
Professional fees	31,057	11,653	47,687	19,529
Shareholder costs	1,747	-	1,747	-
Transfer agent and regulatory fees	9,458	8,632	14,187	12,602
Travel and promotion	8,135	-	11,283	-

	(221,796)	(45,978)	(366,207)	(81,513)

Loss before other items	(61,007)	(45,978)	(104,443)	(81,513)

OTHER ITEMS
Interest income	243	14	290	55
Gain on settlement debt	2,464	-	2,464	-

	2,707	14	2,754	55

Loss for the period	(58,300)	(45,964)	(101,689)	(81,458)

Deficit, beginning of period	(10,388,345)	(8,630,879)	(10,344,956)	(8,595,385)

Deficit, end of	$(10,446,645)	$ (8,676,843)	$(10,446,645)	$ (8,676,843)

Basic and diluted loss per share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)

Weighted average number of common shares outstanding	21,006,608	16,955,663	20,672,111	16,876,860

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited – Prepared by Management)

	Three Month Period Ended June 30, 2003	Three Month Period Ended June 30, 2002	Six Month Period Ended June 30, 2003	Six Month Period Ended June 30, 2002

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$ (58,300)	$ (45,964)	$ (101,689)	$ (81,458)
Items not affecting cash
Gain on settlement of debt	(2,464)	-	(2,464)	-
Depletion	83,497	-	158,363	-

Changes in non-cash working capital items:
(Increase) decrease in receivables	(3,357)	(3,442)	(968)	7,727
Increase (decrease) in accounts payable and accrued liabilities	(114,330)	(47,295)	(209,330)	(46,830)

Cash used in operating activities	(94,954)	(96,701)	(156,088)	(120,561)

CASH FLOWS FROM FINANCING ACTIVITIES
Due to related parties	19,000	72,776	40,000	89,776
Loan payable	(131,100)	-	(140,100)	-
Convertible debenture	180,000	-	180,000	-
Net proceeds from issuance of capital stock	-	60,000	141,900	65,833

Cash provided by financing activities	67,900	132,776	221,800	155,609

CASH FLOWS FROM INVESTING ACTIVITIES
Oil and gas property expenditures	(47,970)	-	(78,851)	(7,875)

Cash used in investing activities	(47,970)	-	(78,851)	(7,875)

Change in cash position during period	(75,024)	36,075	(13,139)	27,173

Cash position, beginning of period	79,341	9,083	17,456	17,985

Cash position, end of period	$ 4,317	$ 45,158	$ 4,317	$ 45,158

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

(Unaudited – Prepared by Management)

	Number of Shares	Amount	Deficit	Total

Balance, December 31, 2000	9,539,778	$ 8,002,984	$ (6,783,563)	$ 1,219,421

Subscriptions received in prior year	-	(7,500)	-	(7,500)
Private placement	5,000,000	1,500,000	-	1,500,000
Exercise of warrants	2,229,164	270,833	-	270,833
Share issue costs	-	(112,500)	-	(112,500)
Loss for the period	-	-	(1,811,822)	(1,811,822)

Balance, December 31, 2001	16,768,942	9,653,817	(8,595,385)	1,058,432

Private placements	3,100,000	310,000	-	310,000
Exercise of warrants	41,666	5,833	-	5,833
Exercise of options	150,000	15,000	-	15,000
Stock based compensation	-	-	-	22,474
Share issue costs	-	-	-	(29,000)
Loss for the period	-	-	(1,749,571)	(1,749,571)

Balance, December 31, 2002	20,060,608	9,955,650	(10,344,956)	(366,832)

Exercise of warrants	946,000	141,900	-	141,900
Loss for the period	-	-	(101,689)	(101,689)

Balance, June 30, 2003	21,006,608	$10,097,550	$(10,446,645)	$ (326,621)

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

JUNE 30, 2003

1.

BASIS OF PRESENTATION

The consolidated financial statements contained herein include the accounts of the Company and its wholly-owned subsidiary, Texas Dome Petroleum Corporation ("the Company").

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles.  All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year.  The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements.  Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted.  These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual filing.  In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2.

NATURE OF OPERATIONS

The Company is incorporated under the laws of British Columbia and its principal business activity is the acquiring and developing of oil and gas properties. The Company has a property located in the United States. It has a 22.5% working interest in a prospect located in Michigan, U.S.A. and a 25% working interest in a prospect located in Wyoming, U.S.A. During the year ended December 31, 2002, the prospect located in Wyoming was abandoned.

3.

OIL AND GAS PROPERTIES

Expenditures on oil and gas prospects were incurred as follows:

Michigan, USA

Drilling	$ 65,318
Geological consulting	13,532

Total deferred costs for the period	78,850

Balance, beginning of the period	375,827
Depletion	(158,363)

Balance, end of the period	$ 296,314

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

JUNE 30, 2003

4.

RELATED PARTY TRANSACTIONS

During the six month period, the Company paid or accrued management fees of $36,000 (2002 - $30,000) to a director and office rent of $4,000 (2002 - $Nil) to a company controlled by an officer of the Company.

Amounts due to related parties are non-interest bearing and have no specific terms of repayment.

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

5.

CONVERTIBLE DEBENTURE

The Company issued a convertible debenture for proceeds of $180,000 maturing May 1, 2005, bearing interest at 8% per annum, convertible, at the option of the lender, into units at $0.12 per unit until May 1, 2004 and thereafter at $0.14 per unit until May 1, 2005. Each unit is comprised of one common share and one common share purchase warrant. Each share purchase warrant entitles the holder to acquire one additional common share for $0.12 per share until May 1, 2004 and thereafter at $0.14 per share expiring May 1, 2005.

6.

INCOME (LOSS) PER SHARE

Income (loss) per share is calculated using the weighted average number of shares outstanding during the period.

7.

SEGMENTED INFORMATION

All of the Company's operations are in the oil and gas industry with its principal business activity in the acquisition and development of oil and gas properties.  The Company has oil and gas property located in the United States.

British Columbia Securities Commission		QUARTERLY AND YEAR END REPORT BC FORM 51-901F SCHEDULE B + C

Freedom of Information and Protection of Privacy Act:  The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act.  Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2.  Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS NAME OF ISSUER			FOR QUARTER ENDED			DATE OF REPORT Y M D
PORTRUSH PETROLEUM CORPORATION			03	06	30	03	08	21
ISSUER ADDRESS
200 – 1687 WEST BROADWAY
CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.			ISSUER TELEPHONE NO.
VANCOUVER	BC	V6J 1X2	604-738-8116			604-724-9524
CONTACT PERSON		CONTACT'S POSITION				CONTACT TELEPHONE NO.
NEAL IVERSON		CORPORATE SECRETARY				604-724-9524
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors.  A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE		PRINT FULL NAME				DATE SIGNED Y M D
“BRUCE NURSE”		BRUCE NURSE				03	08	28
DIRECTOR'S SIGNATURE		PRINT FULL NAME				DATE SIGNED Y M D
“MARTIN P. COTTER”		MARTIN P. COTTER				03	08	28

FIN51-901F Rev.2000/12/19

PORTRUSH PETROLEUM CORPORATION

QUARTERLY AND YEAR END REPORT - FORM 51-901F

JUNE 30, 2003

SCHEDULE A:  FINANCIAL INFORMATION

See attached consolidated financial statements for the six month period ended June 30, 2003.

SCHEDULE  B:  SUPPLEMENTARY INFORMATION

1.

See attached consolidated financial statements for the six month period ended June 30, 2003 (see Note 3).

2.

Related Party Transactions:

During the period, the Company paid or accrued management fees of $36,000 (2002 - $30,000) to a director and office rent of $4,000 (2002 - $Nil) to a company controlled by an officer of the Company.

Amounts due to related parties are non-interest bearing and have no specific terms of repayment.

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

3.

For the six month period ended June 30, 2003:

a)  Securities issued:

•

946,000 common shares at $0.15 for gross proceeds of $141,900, from the exercise of warrants.

b)

Options granted: Nil

4.

a)

Authorized capital stock – 100,000,000 common shares without par value.

b)

Issued capital stock – 21,060,608 common shares

Share capital: $10,097,550

c)

Summary of options and warrants outstanding:

•

1,000,000 options at $0.10, expiring April 5, 2004

•

500,000 options at $0.20, expiring October 3, 2003

•

3,100,000 warrants at $0.15, expiring June 18, 2004

The Company issued a convertible debenture for proceeds of $180,000 maturing May 1, 2005, bearing interest at 8% per annum, convertible, at the option of the lender, into units at $0.12 per unit until May 1, 2004 and thereafter at $0.14 per unit until May 1, 2005. Each unit is comprised of one common share and one common share purchase warrant. Each share purchase warrant entitles the holder to acquire one additional common share for $0.12 per share until May 1, 2004 and thereafter at $0.14 per share expiring May 1, 2005.

d)

Number of shares held in escrow: 103,125

Number of shares subject to a pooling agreement: Nil

PORTRUSH PETROLEUM CORPORATION

QUARTERLY AND YEAR END REPORT - FORM 51-901F

JUNE 30, 2003

SCHEDULE B:  SUPPLEMENTARY INFORMATION (cont’d…)

5.

List of directors and officers:

Martin P. Cotter – Director and President

Phil E. Pearce – Director

Bruce Nurse – Director

Neal Iverson – Secretary

SCHEDULE C:  MANAGEMENT DISCUSSION AND ANALYSIS

Portrush Petroleum Corporation (“the Company”) is a junior oil and gas exploration and development company that has interests in oil and gas properties located in North America. The Company, either alone or with others, carries out or participates in exploration and development programs on its properties to determine the existence, location, extent and quality of the oil and gas resources located on its properties and to drill and complete, where appropriate, oil or gas wells and related ventures.

Lennox Project, Michigan

In June 2000, the Company acquired one-half of Range Petroleum Corporation’s 50% interest in two Silurian-Ordovician prospects, and associated leased lands (approximately 2,560 acres) located in St. Clair County, Cottrellville Township and Macomb County, Lenox Township, Southeast Michigan.

The Company focussed its efforts on the Lennox project in Macomb County, SE Michigan where the Company earned a 22.5% working interest. At present the Company has two wells on production averaging 260 barrels of oil a day and 250 mcfd of gas is being flared. The operator is pursuing options for conserving the gas and is in discussions with a local utility to sell the gas.

Production revenue for the three month period ended June 30, 2003 was $160,789, an increase over the previous quarter revenue of $100,975. This revenue was derived from the Richards 1-20 well at Lennox which went on stream in January 2002 and a second well, the Martin 1-21 which was placed on production at 150 barrels of oil a day in April, 2003. Follow-up development drilling plans are being finalised for the project and Portrush is anxious to develop additional production at this time.

The Michigan Basin contains extensive belts of organic reefs composed of carbonate rocks (Limestone and Dolomite) formed under shallow seas in the Silurian period. These oil and gas filled reefs are the principal target for exploration companies in the basin. Portrush is now in a position to form relationships with industry partners to evaluate other Silurian reef projects in the basin. The Company will not expose itself to unnecessary risks in order to pursue these opportunities.

Discussion of Operations and Financial Condition

The Company has been credited with operating revenue derived from the production of the Lennox wells and the operator has setoff this revenue against various drilling and exploration costs incurred by the operator on the Company’s behalf. Historically, the Company has received revenues only from interest earned on cash reserves held. The Company expects to continue to rely upon equity financing as a significant source of funding.

On February 19, 2003 the Company announced its intention to participate in a 10 well coalbed methane project in Chautauqua county, Kansas. The Company is still evaluating this potential project.

General and Administrative

General and Administrative expenses for the 6 month period were $139,777 compared with $81,513 for 2002. During the period, the Company paid or accrued to the President of the Company fees of $36,000 and to the Secretary of the Company rent in the amount of $4,000. The Company’s priority is to establish a sound financial base and it is anticipated that this can be accomplished without increasing general and administrative expenses significantly.

Financing, Principal Purposes and Milestones

On April 30, 2003, the Company issued a convertible debenture in the amount of $180,000. A total of 1,500,000 units were issued, with each unit having one common share and one warrant, exercisable at $0.12 until May 1, 2004 or exercisable at $0.14 until May 1, 2005. The funds were used for working capital and to pay for the completion costs on the Martin 1-21 well.

Investors Relations

The Company has revised its web site which is located at www.portrushpetroleum.com.  The Company has engaged investor relations staff from time to time on monthly basis to act as investor relations contact.

Liquidity and Solvency

The Company does not presently have sufficient financial resources to undertake by itself the exploration and development of additional programs.  The payment of exploration and development costs and the development of its property interests will therefore depend upon the Company's ability to obtain financing through private placement financing, public financing, the joint venturing of projects, or other means. The Company is in discussions with a financial institution with a view to obtaining debt financing to develop certain oil and gas properties. There is no assurance that the Company will be successful in obtaining the required financing or that financing will be available on terms and conditions acceptable to the Company or that will not cause significant dilution to shareholders.

	June 30, 2003	December 31, 2002
		(Audited)

Working capital (deficiency)	$ (415,109)	$ (574,732)
Deficit	(10,446,645)	(10,344,956)

Subsequent Events

On July 16, 2003 the Company announced a private placement of up to $210,000 through the issuance of 2,100,000 units at $.10 per unit; each unit consisting of one share and one 2 year share purchase warrant to purchase an additional share at $.10 per share.

British Columbia Securities Commission		QUARTERLY REPORT BC FORM 51-901F SCHEDULE A

Freedom of Information and Protection of Privacy Act:  The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act.  Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2.  Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS NAME OF ISSUER			FOR QUARTER ENDED			DATE OF REPORT Y M D
PORTRUSH PETROLEUM CORPORATION			03	09	30	03	11	21
ISSUER ADDRESS
700 – 595 HOWE STREET
CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.			ISSUER TELEPHONE NO.
VANCOUVER	BC	V6C 2T5	604-687-5960			604-724-9524
CONTACT PERSON		CONTACT'S POSITION				CONTACT TELEPHONE NO.
NEAL IVERSON		CORPORATE SECRETARY				604-724-9524
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors.  A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE		PRINT FULL NAME				DATE SIGNED Y M D
“Martin Cotter”		MARTIN COTTER				03	11	27
DATE SIGNED Y M D
“Neal Iverson”		NEAL IVERSON				03	11	27

FIN51-901F Rev.2000/12/19

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

 (Unaudited – Prepared by Management)

SEPTEMBER 30, 2003

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED BALANCE SHEETS

(Unaudited – Prepared by Management)

	September 30, 2003	December 31, 2002
		(Audited)
ASSETS

Current
Cash	$ 2,969	$ 17,456
Receivables	5,700	3,851

	8,669	21,307

Oil and gas properties (Note 3)	271,803	375,826

	$ 280,472	$ 397,133

LIABILITIES AND STOCKHOLDERS' DEFICIENCY

Current
Accounts payable and accrued liabilities	$ 332,242	$ 590,039
Due to related parties	24,120	6,000

	356,362	596,039

Loan payable	29,550	167,926
Convertible debenture (Note 5)	180,000	-

	565,912	763,965

Stockholders' equity
Capital stock	10,300,050	9,955,650
Contributed surplus	22,474	22,474
Deficit	(10,607,964)	(10,344,956)

	(285,440)	(366,832)

	$ 280,472	$ 397,133

On behalf of the Board:

“Martin Cotter”	Director	“Neal Iverson”	Director

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited – Prepared by Management)

	Three Month Period Ended September 30, 2003	Three Month Period Ended September 30, 2002	Nine Month Period Ended September 30, 2003	Nine Month Period Ended September 30, 2002
REVENUE
Oil and gas revenue, net of royalties	$74,739	$71,521	$336,503	$214,564

EXPENSES
Depletion	$98,938	$16,639	257,301	$49,914
Operating expenses	35,789	-	103,856	37,030
Consulting and administration fees	12,000	-	22,000	17,455
Management fees	18,000	15,000	54,000	45,000
Office and miscellaneous	24,787	7,878	43,660	9,805
Professional fees	36,032	2,400	83,719	21,929
Shareholder costs	-	-	1,747	-
Stock based compensation	-	-	-	50,941
Transfer agent and regulatory fees	3,726	1,021	17,913	13,623
Travel and promotion	6,807	13,397	18,090	13,397

	(236,079)	(56,335)	(602,286)	(259,094)

Income (loss) before other items	(161,340)	15,226	(265,783)	(44,530)

OTHER ITEMS
Interest income	21	40	311	95
Gain on disposal of resource property	-	77,645	-	77,645
Gain on settlement debt	-	-	2,464	-

	21	77,685	2,775	77,740

Income (loss) for the period	(161,319)	92,911	(263,008)	33,210

Deficit, beginning of period	(10,446,645)	(8,655,086)	(10,344,956)	(8,595,385)

Deficit, end of	$(10,607,964)	$(8,562,175)	$(10,607,964)	$(8,562,175)

Basic and diluted earnings (loss) per share	$(0.01)	$0.01	$(0.01)	$0.01

Weighted average number of common shares outstanding	21,759,869	17,410,608	21,038,681	17,035,731

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited – Prepared by Management)

	Three Month Period Ended September 30, 2003	Three Month Period Ended September 30, 2002	Nine Month Period Ended September 30, 2003	Nine Month Period Ended September 30, 2002
CASH FLOWS FROM OPERATING ACTIVITIES
Income (loss) for the period	$ (161,319)	$ 92,871	$ (263,008)	$ 33,210
Items not affecting cash
Gain on settlement of debt	-	-	(2,464)	-
Gain on disposal of resource property	-	(77,645)	-	(77,645)
Depletion	98,938	16,639	257,301	49,914
Stock based compensation	-	-	-	50,941
Changes in non-cash working capital items:
(Increase) decrease in receivables	(881)	(165)	(1,849)	107,562
Increase (decrease) in accounts payable and accrued liabilities	(46,004)	(114,111)	(255,333)	(266,954)

Cash used in operating activities	(109,266)	(82,411)	(265,353)	(102,972)

CASH FLOWS FROM FINANCING ACTIVITIES
Due to related parties	(21,880)	(175,603)	18,120	(185,827)
Loan payable	1,724	-	(138,376)	-
Convertible debenture	-	-	180,000	-
Net proceeds from issuance of capital stock	202,500	221,000	344,400	286,833

Cash provided by financing activities	182,344	45,397	404,144	101,006

CASH FLOWS FROM INVESTING ACTIVITIES
Oil and gas property expenditures	(74,426)	(22,951)	(153,278)	(30,826)
Proceeds from disposal of resource property	-	77,645	-	77,645

Cash used in investing activities	(74,426)	54,694	(153,278)	46,819

Change in cash position during period	(1,348)	17,680	(14,487)	44,853

Cash position, beginning of period	4,317	45,158	17,456	17,985

Cash position, end of period	$ 2,969	$ 62,838	$ 2,969	$ 62,838

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

(Unaudited – Prepared by Management)

	Number of Shares	Amount	Deficit	Total

Balance, December 31, 2000	9,539,778	$ 8,002,984	$ (6,783,563)	$ 1,219,421

Subscriptions received in prior year	-	(7,500)	-	(7,500)
Private placement	5,000,000	1,500,000	-	1,500,000
Exercise of warrants	2,229,164	270,833	-	270,833
Share issue costs	-	(112,500)	-	(112,500)
Loss for the period	-	-	(1,811,822)	(1,811,822)

Balance, December 31, 2001	16,768,942	9,653,817	(8,595,385)	1,058,432

Private placements	3,100,000	310,000	-	310,000
Exercise of warrants	41,666	5,833	-	5,833
Exercise of options	150,000	15,000	-	15,000
Stock based compensation	-	-	-	22,474
Share issue costs	-	-	-	(29,000)
Loss for the period	-	-	(1,749,571)	(1,749,571)

Balance, December 31, 2002	20,060,608	9,955,650	(10,344,956)	(366,832)

Exercise of warrants	946,000	141,900	-	141,900
Private placement	2,100,000	210,000	-	210,000
Share issue costs		(7,500)	-	(7,500)
Loss for the period	-	-	(263,008)	(263,008)

Balance, September 30, 2003	23,106,608	$10,300,050	$(10,607,964)	$ (285,440)

The accompanying notes are an integral part of these consolidated financial statements.

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2003

1.

BASIS OF PRESENTATION

The consolidated financial statements contained herein include the accounts of the Company and its wholly-owned subsidiary, Texas Dome Petroleum Corporation ("the Company").

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles.  All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year.  The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements.  Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted.  These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual filing.  In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2.

NATURE OF OPERATIONS

The Company is incorporated under the laws of British Columbia and its principal business activity is the acquiring and developing of oil and gas properties. The Company has a property located in the United States. It has a 22.5% working interest in a prospect located in Michigan, U.S.A. and a 25% working interest in a prospect located in Wyoming, U.S.A. During the year ended December 31, 2002, the prospect located in Wyoming was abandoned.

3.

OIL AND GAS PROPERTIES

Expenditures on oil and gas prospects were incurred as follows:

Michigan, USA

Drilling	$ 125,988
Geological consulting	27,289

Total deferred costs for the period	153,277

Balance, beginning of the period	375,827
Depletion	(257,301)

Balance, end of the period	$ 271,803

PORTRUSH PETROLEUM CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

SEPTEMBER 30, 2003

4.

RELATED PARTY TRANSACTIONS

During the nine month period, the Company paid or accrued management fees of $54,000 (2002 - $45,000) to a director and office rent of $4,000 (2002 - $Nil) to a company controlled by an officer of the Company.

Two directors of the Company participated in a private placement by purchasing a total of 1,100,000 (2002 – Nil) common shares at $0.10 for a cost of $110,000 (2002 - $Nil).

Amounts due to related parties are non-interest bearing and have no specific terms of repayment.

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

5.

CONVERTIBLE DEBENTURE

The Company issued a convertible debenture for proceeds of $180,000 maturing May 1, 2005, bearing interest at 8% per annum, convertible, at the option of the lender, into units at $0.12 per unit until May 1, 2004 and thereafter at $0.14 per unit until May 1, 2005. Each unit is comprised of one common share and one common share purchase warrant. Each share purchase warrant entitles the holder to acquire one additional common share for $0.12 per share until May 1, 2004 and thereafter at $0.14 per share expiring May 1, 2005.

6.

INCOME (LOSS) PER SHARE

Income (loss) per share is calculated using the weighted average number of shares outstanding during the period.

7.

SEGMENTED INFORMATION

All of the Company's operations are in the oil and gas industry with its principal business activity in the acquisition and development of oil and gas properties.  The Company has oil and gas property located in the United States.

8.

SUBSEQUENT EVENTS

The following events occurred subsequent to the period:

1.

The Company received notice of conversion into common shares from all the holders of the $180,000 debenture.  As a result, the Company issued 1,500,000 common shares.

2.

The Company announced a private placement of $346,300 consisting of 2,037,059 units at a price of $0.17 per unit; each unit consisting one common share and a warrant to purchase one additional common share at $0.24 per share.

British Columbia Securities Commission		QUARTERLY REPORT BC FORM 51-901F SCHEDULE B + C

Freedom of Information and Protection of Privacy Act:  The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act.  Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2.  Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS NAME OF ISSUER			FOR QUARTER ENDED			DATE OF REPORT Y M D
PORTRUSH PETROLEUM CORPORATION			03	09	30	03	11	21
ISSUER ADDRESS
200 – 1687 WEST BROADWAY
CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.			ISSUER TELEPHONE NO.
VANCOUVER	BC	V6J 1X2	604-738-8116			604-724-9524
CONTACT PERSON		CONTACT'S POSITION				CONTACT TELEPHONE NO.
NEAL IVERSON		CORPORATE SECRETARY				604-724-9524
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors.  A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE		PRINT FULL NAME				DATE SIGNED Y M D
“Martin Cotter”		MARTIN COTTER				03	11	27
DATE SIGNED Y M D
“Neal Iverson”		NEAL IVERSON				03	11	27

FIN51-901F Rev.2000/12/19

PORTRUSH PETROLEUM CORPORATION

QUARTERLY REPORT - FORM 51-901F

SEPTEMBER 30, 2003

SCHEDULE A:  FINANCIAL INFORMATION

See attached consolidated financial statements for the nine month period ended September 30, 2003.

SCHEDULE B:  SUPPLEMENTARY INFORMATION

1.

See attached consolidated financial statements for the nine month period ended September 30, 2003 (see Note 3).

2.

Related Party Transactions:

During the nine month period, the Company paid or accrued management fees of $54,000 (2002 - $45,000) to a director and office rent of $4,000 (2002 - $Nil) to a company controlled by an officer of the Company.

Two directors of the Company participated in a private placement by purchasing a total of 1,100,000 (2002 – Nil) common shares at $0.10 for a cost of $110,000 (2002 - $Nil).

Amounts due to related parties are non-interest bearing and have no specific terms of repayment.

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

3.

For the nine month period ended September 30, 2003:

a)  Securities issued:

•

946,000 common shares at $0.15 for gross proceeds of $141,900, from the exercise of warrants.

•

2,100,000 common shares at $0.10 for gross proceeds of $210,000 ($202,500, net of issue costs) from a private placement.

b)

Options granted: Nil

4.

a)

Authorized capital stock – 100,000,000 common shares without par value.

b)

Issued capital stock – 23,160,608 common shares

Share capital: $10,300,050

c)

Summary of options and warrants outstanding:

•

1,000,000 options at $0.10, expiring April 5, 2004

•

500,000 options at $0.20, expiring April 5, 2004

•

3,100,000 warrants at $0.15, expiring June 18, 2004

•

2,100,000 warrants at $0.10, expiring August 28, 2005

The Company issued a convertible debenture for proceeds of $180,000 maturing May 1, 2005, bearing interest at 8% per annum, convertible, at the option of the lender, into units at $0.12 per unit until May 1, 2004 and thereafter at $0.14 per unit until May 1, 2005. Each unit is comprised of one common share and one common share purchase warrant. Each share purchase warrant entitles the holder to acquire one additional common share for $0.12 per share until May 1, 2004 and thereafter at $0.14 per share expiring May 1, 2005.

PORTRUSH PETROLEUM CORPORATION

QUARTERLY AND YEAR END REPORT - FORM 51-901F

SEPTEMBER 30, 2003

SCHEDULE B:  SUPPLEMENTARY INFORMATION (cont’d…..)

d)

Number of shares held in escrow: 103,125

Number of shares subject to a pooling agreement: Nil

5.

List of directors and officers:

Martin P. Cotter – Director and President

Phil E. Pearce – Director

Bruce Nurse – Director

Neal Iverson – Secretary

SCHEDULE C:  MANAGEMENT DISCUSSION AND ANALYSIS

Portrush Petroleum Corporation (“the Company”) is a junior oil and gas exploration and development company that has interests in oil and gas properties located in North America. The Company, either alone or with others, carries out or participates in exploration and development programs on its properties to determine the existence, location, extent and quality of the oil and gas resources located on its properties and to drill and complete, where appropriate, oil or gas wells and related ventures.

Lennox Project, Michigan

In June 2000, the Company acquired one-half of Range Petroleum Corporation’s 50% interest in two Silurian-Ordovician prospects, and associated leased lands (approximately 2,560 acres) located in St. Clair County, Cottrellville Township and Macomb County, Lenox Township, Southeast Michigan.

The Company focussed its efforts on the Lennox project in Macomb County, SE Michigan where the Company earned a 22.5% working interest. At present the Company has two wells on production averaging 260 barrels of oil a day and 250 mcfd of gas is being flared. The operator is pursuing options for conserving the gas and is in discussions with a local utility to sell the gas.

Production revenue for the three month period ended September 30, 2003 was $74,739, down from $160,789 for the previous quarter, as production from the Martin 1-21 was significantly curtailed due to the large volume of gas that was being flared. The Company understands that the operator will complete a tie in for the natural gas, allowing both gas sales to commence and oil production to increase beyond previous rates.

The Michigan Basin contains extensive belts of organic reefs composed of carbonate rocks (Limestone and Dolomite) formed under shallow seas in the Silurian period. These oil and gas filled reefs are the principal target for exploration companies in the basin. Portrush is now in a position to form relationships with industry partners to evaluate other Silurian reef projects in the basin. The Company will not expose itself to unnecessary risks in order to pursue these opportunities.

Discussion of Operations and Financial Condition

The Company has been credited with operating revenue derived from the production of the Lennox wells and the operator has setoff this revenue against various drilling and exploration costs incurred by the operator on the Company’s behalf. Historically, the Company has received revenues only from interest earned on cash reserves held. The Company expects to continue to rely upon equity financing as a significant source of funding.

General and Administrative

General and Administrative expenses for the 9 month period were $241,129 compared with $172,150 for 2002. During the period, the Company paid or accrued to the President of the Company fees of $54,000 and to the Secretary of the Company rent in the amount of $4,000. The Company’s priority is to establish a sound financial base and it is anticipated that this can be accomplished without increasing general and administrative expenses significantly.

Financing, Principal Purposes and Milestones

On April 30, 2003, the Company issued a convertible debenture in the amount of $180,000. A total of 1,500,000 units were issued, with each unit having one common share and one warrant, exercisable at $0.12 until May 1, 2004 or exercisable at $0.14 until May 1, 2005. The funds were used for working capital and to pay for the completion costs on the Martin 1-21 well.

On July 16, 2003 the Company announced a private placement of up to $210,000 through the issuance of 2,100,000 units at $.10 per unit; each unit consisting of one share and one 2 year share purchase warrant to purchase an additional share at $.10 per share. The private placement was completed and closed on August 28, 2003.

Investors Relations

The Company has revised its web site which is located at www.portrushpetroleum.com. The Company has engaged investor relations staff from time to time on monthly basis to act as investor relations contact.

Liquidity and Solvency

The Company does not presently have sufficient financial resources to undertake by itself the exploration and development of additional programs.  The payment of exploration and development costs and the development of its property interests will therefore depend upon the Company's ability to obtain financing through private placement financing, public financing, the joint venturing of projects, or other means. The Company is in discussions with a financial institution with a view to obtaining debt financing to develop certain oil and gas properties. There is no assurance that the Company will be successful in obtaining the required financing or that financing will be available on terms and conditions acceptable to the Company or that will not cause significant dilution to shareholders.

	September 30, 2003	December 31, 2002
		(Audited)
Working capital (deficiency)	$ (347,693)	$ (574,732)
Deficit	(10,607,964)	(10,344,956)

Subsequent Events

The following events occurred subsequent to the period:

1.

The Company received notice of conversion into common shares from all the holders of the $180,000 debenture. As a result, the Company issued 1,500,000 common shares.

2.

The Company announced a private placement of $346,300 consisting of 2,037,059 units at a price of $0.17 per unit; each unit consisting one common share and a warrant to purchase one additional common share at $0.24 per share.

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF

MULTILATERAL INSTRUMENT 45-102 RESALE OF SECURITIES

Portrush Petroleum Corporation has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on August 28, 2003 of 2,100,000 units consisting one common share and a warrant to purchase one common share of Portrush Petroleum Corporation at $.10 per share expiring August 28, 2005; Portrush Petroleum Corporation was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver, this 8th day September, 2003.

Portrush Petroleum Corporation

By: “Neal Iverson”

Neal Iverson, Secretary

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF

MULTILATERAL INSTRUMENT 45-102 RESALE OF SECURITIES

Portrush Petroleum Corporation has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on October 14, 2003 of 2,037,059 units consisting one common share and a warrant to purchase one common share of Portrush Petroleum Corporation at $.24 per share expiring October 14, 2005; Portrush Petroleum Corporation was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver, this 23rd day October, 2003.

Portrush Petroleum Corporation

By: “Neal Iverson”

Neal Iverson, Secretary

FEE RULE

FORM 13-502F1

ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name:

Portrush Petroleum Corporation

Financial Year Ending, used in
calculating the participation fee:

December 31, 2002

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities: Total number of equity securities of a class or series outstanding at the end of the issuer’s most recent financial year	20,060,608
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule) X	$0.10
Market value of class or series =	$2,006,060
		2,006,060 (A)

(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)

		n/a(A)

Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): [Provide details of how determination was made.]		n/a(B)
(Repeat for each class or series of corporate debt or preferred shares)		n/a(B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =		$2,006,060

Total fee payable in accordance with Appendix A of the Rule		$1,000

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)
Total Fee Payable x 9 Number of entire months remaining in the issuer’s financial year 12
Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)		$750
2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit
Contributed surplus
Share capital or owners’ equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes)
Long term debt (including the current portion)
Capital leases (including the current portion)
Minority or non-controlling interest
Items classified on the balance sheet between current liabilities and shareholders’ equity (and not otherwise listed above)
Any other item forming part of shareholders’ equity and not set out specifically above

Total Capitalization

Total Fee payable pursuant to Appendix A of the Rule

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) Total Fee Payable x Number of entire months remaining in the issuer’s financial year 12

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities: If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):
Total number of the equity or debt securities outstanding at the end of the reporting issuer’s most recent financial year

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year.                                   X

Percentage of the class registered in the name of an Ontario person X
(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) =

Capitalization (add market value of all classes and series of securities)

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit
Contributed surplus
Share capital or owners’ equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes)
Long term debt (including the current portion)
Capital leases (including the current portion)
Minority or non-controlling interest
Items classified on the balance sheet between current liabilities and shareholders’ equity (and not otherwise listed above)
Any other item forming part of shareholders’ equity and not set out specifically above

Percentage of the outstanding equity securities registered in the name of, an Ontario person X

Capitalization

Total Fee payable pursuant to Appendix A of the Rule

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) Total Fee Payable x Number of entire months remaining in the issuer’s financial year 12

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)

Notes and Instructions

1.

This participation fee is payable by reporting issuers other than investment funds that do not have an unregistered investment fund manager.

2.

The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers.  The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3.

All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand.  Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the [daily noon] in effect at the end of the issuer’s last financial year, if applicable.

4.

A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5.

The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6.

Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year.  If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7.

Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portrush Petroleum Corporation -- SEC File No. 0-27768

(Registrant)

Date: January 12, 2004   By: /s/ Neal Iverson______________________________

                                   Neal Iverson, Director/Corporate Secretary